Fifth Amendment to Automatic YRT Agreement

("Fifth Amendment")

Reference is made to the Automatic YRT Reinsurance Agreement, dated effective [*], and identified as Treaty Number [*] (herein the "Agreement"), by and between RiverSource Life Insurance Co. of New York ("Ceding Company") and [*] ("Reinsurer"), as amended by the First Amendment, the Second Amendment, the Third Amendment, and the Fourth Amendment to Automatic YRT Agreement and the amendment increasing Ceding Company retention as of [*] ("Prior Amendments"). The undersigned parties hereby agree that the Agreement, as amended by the Prior Amendments, shall be and is hereby amended as follows:

1.Article 5, "Reinsured Risk Amount" is replaced by the attached Article 5 marked

"Revised [*]", in order to modify reinsured risk amounts to reflect payments made under any accelerated benefit rider for chronic illness. Such payments reduce Specified Amount of the Base Policy, and the parties agree it is appropriate to continue reinsurance coverage on such accelerated amounts in a manner consistent with reinsurance coverage in effect prior to such acceleration.

2.The second paragraph of Article 9.3 is modified to read: "Proof of Claim shall mean proof of payment by the Ceding Company, an itemized statement of benefits paid by the Ceding Company, and a copy of the insured's death certificate. In the event that consistent with Article 5, benefits are payable for a death after policy termination, and the Ceding Company is unable to obtain a death certificate, other proof of death, such as a Social Security record, is acceptable. Upon receipt of Proof of Claim, the

Reinsurer will promptly pay the reinsurance benefits due the Ceding Company."

Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Agreement as amended by the Prior Amendments. Except as expressly amended above, all other terms of the Agreement, as amended by the Prior Amendments, together with all exhibits and attachments thereto, remain in full force and effect. This Fifth Amendment is effective [*]. This Fifth Amendment is made in duplicate and executed below by authorized officers of both parties.

RiverSource Life Insurance Co. of New York	[*]

[*]

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Article 5 (Revised [*])

REINSURED RISK AMOUNT

5.1Reinsured risk amounts will be calculated on each policy anniversary; during a policy year, reinsured risk amounts are adjusted if and only if there is an increase or decrease in policy specified amount or if incremental benefit payments, available only on Option 1, are made under an accelerated benefit rider for chronic illness ("LTC Rider"). Reinsured risk amounts consist of the Reinsured Net Amount at Risk on each policy or rider as defined below.

Option 1, Base Policy, active policies: The Net Amount at Risk is equal to the sum of

(a)Death Benefit minus the Policy Value, where the Death Benefit is the greater of the Specified Amount or the Policy Value multiplied by the tax corridor; and

(b)Cumulative benefit payments under a LTC Rider less cumulative reductions in Policy Value associated with payments under the LTC Rider.

The Reinsured Net Amount at Risk is defined as the Net Amount at Risk at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B – Plans Covered and Binding Limits.

Option 1, Base Policy, inactive policies: If the underlying policy has terminated for a reason other than death, and there have been benefit payments under a LTC Rider, then the Net Amount at Risk is equal to the sum of:

(a)Cumulative benefit payments under the LTC Rider less cumulative reductions in Policy Value associated with payments under the LTC Rider whether prior to or after policy termination; and

(b)Any potential benefit payments under the LTC Rider.

Once no potential additional benefit payment under the LTC Rider is possible, such as at the death of the insured, the Net Amount at Risk is reduced to cumulative benefit payments under the LTC Rider less cumulative reductions in Policy Value associated with payments under the LTC Rider, and reinsurance premiums for any higher amount will be refunded back to the date the base policy terminated.

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The Reinsured Net Amount at Risk is defined as the Net Amount at Risk at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B – Plans Covered and Binding Limits. Reinsurance coverage for the Reinsured Net Amount at Risk will continue until the death of the insured.

Option 2, Base Policy: The Net Amount at Risk is equal to the Death Benefit minus the Policy Value, where the Death Benefit is the greater of the Specified Amount plus the Policy Value or the Policy Value multiplied by the tax corridor. The Reinsured Net Amount at Risk is defined as the Net Amount at Risk at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B.

Riders: For a Base Insured Rider and Other Insured Rider, the Net Amount at Risk is the face value of the Rider, which shall be considered the Specified Amount for purposes of this Agreement. The Reinsured Net Amount at Risk is defined as the Specified Amount of the Rider at the most recent policy anniversary, or subsequent policy change date if applicable, less the Ceding Company's Retained Share multiplied by the Reinsurer's Percentage Share as defined in Exhibit B.

Increases in the Net Amount at Risk of the Base Policy due to an Automatic Increasing Benefit Rider, and fluctuations in the Net Amount at Risk of the Base Policy caused by the normal workings of the Policy Value, will be shared by the Ceding Company and the Reinsurer on the same basis as described in Exhibit B.

Terms used in this Article 5, including Option 1 and Option 2, shall be interpreted in a manner consistent with the policies.

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